Registration No. 333-121501

Filed Pursuant to Rule 424(b)(3)

PROSPECTUS

10,908,945 Shares

VERTICALNET, INC.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of 10,908,945 shares of common stock, 8,549,151 of which are outstanding and 2,359,794 of which may be issued as the result of the exercise of warrants held by selling shareholders.

The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions, or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. We will bear all costs, expenses, and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

Shares of our common stock are quoted on the Nasdaq SmallCap Market under the symbol “VERT.” The last reported sale price of the shares on January 4, 2005 was $1.56 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

RISK FACTORS BEGIN ON PAGE 2.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2005

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you.

Our Company

We are a provider of Supply Management solutions to Global 2000 companies. We provide a full scope of Supply Management software, services, and domain expertise in areas that include: Program Management, Spend Analysis, eSourcing, Contract Management, and Supplier Performance Management. Our solutions provide our clients with the visibility, insight, and control required to identify, realize, and sustain value from supply management initiatives.

In addition to traditional software installation and ASP hosting, we offer the majority of our software products in an “on- demand” delivery model. On-demand delivery enables our customers to pay a single annual fee that includes software license, maintenance, application hosting, customer/community support, and training. We believe that our on-demand delivery model mitigates the software implementation costs for our customers, and reduces the obstacles to a successful supply management initiative.

In addition to implementation services, we provide customers with supply management business process consulting, primarily in the areas of Spend Analysis and Advanced Sourcing. In addition to our packaged applications and implementation services, we offer custom software development for customers that desire to build additional supply management capabilities.

About Verticalnet, Inc.

Principal Executive Offices:	Internet Address:
Verticalnet, Inc. 400 Chester Field Parkway Malvern, Pennsylvania 19355 Phone: (610) 240-0600	www.verticalnet.com (Information contained on our Web site is not a part of this prospectus)

RISK FACTORS

We may require additional capital for our operations and obligations, and, as a result, we are exploring alternatives to preserve and enhance value.

Although, based on our most recent projections, we believe our current level of liquid assets and the expected cash flows from contractual revenue arrangements will be sufficient to finance our capital requirements and anticipated operating losses through at least the next twelve months, any projection of future long-term cash needs and cash flows are inherently subject to uncertainty. There is no assurance that our resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements during this period. We may need, or find it advantageous, to raise additional funds in the future to fund our growth, pursue sales and licensing opportunities, develop new or enhanced products and services, respond to competitive pressures, or acquire complementary businesses, technologies, or services.

If we are ultimately unable, for any reason, to receive cash payments expected from our customers, our business, financial condition, and results of operations may be materially and adversely affected.

We may not generate an operating profit.

As of September 30, 2004, our accumulated deficit was approximately $1.2 billion. We may never again generate an operating profit or, even if we do become profitable from operations at some point, we may be unable to sustain that profitability.

We generate most of our revenues and accounts receivable from two customers.

For the three and nine months ended September 30, 2004, two customers accounted for $2.5 million or 40% and $9.5 million or 55% of our total revenues, respectively. Any termination of our professional services by either of these customers could have a material adverse effect on our business, operating results, and financial conditions.

As of September 30, 2004, these two customers accounted for $2.1 million of our accounts receivable balance. As of December 17, 2004, approximately $10,000 of the September 30, 2004 balance for these two customers remained outstanding. Although we have had a successful collection history with these two customers, and do not foresee any collection issues, there can be no assurance that we will be able to collect these outstanding balances and future invoices.

We have contractual obligations to provide consulting services over many periods.

We maintain a professional services and consulting workforce to fulfill contracts that we enter into with our customers that may extend over multiple periods. Our profitability is largely a function of performing against customer contractual arrangements within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability under these contracts may be negatively impacted. In addition, if we are not able to obtain sufficient work to keep all of our professionals on revenue generating projects, our business, financial condition, and results of operations may be adversely affected.

If we fail to meet client expectations in the performance of our services, our business could suffer.

Our failure to meet client expectations in the performance of our services, including the quality, cost, and timeliness of our services, may adversely affect our ability to attract and retain clients. If a client is not satisfied with our services, we will generally spend additional human and other resources at our own expense to ensure client satisfaction. Such expenditures will typically result in a lower margin on such engagements and could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to maintain our listing on the Nasdaq Stock Market, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on the Nasdaq SmallCap Market. A continued listing on the Nasdaq SmallCap Market requires us to meet certain qualitative standards, including maintaining a certain number of independent Board members and independent Audit Committee members, and certain quantitative standards, including that we maintain $2.5 million in shareholders’ equity and that the closing price of our common stock not be less than $1.00 per share for 30 consecutive trading days. Our stock closed above $1.00 on January 4, 2005.

We expect to remain in compliance with Nasdaq’s listing qualifications for continued listing of our stock. However, there can be no assurance that we will continue to be able to meet all qualitative and quantitative listing qualifications in the future. In the event we do not meet such listing qualifications, our common stock could be subject to delisting from the Nasdaq SmallCap Market.

If our stock is delisted from the Nasdaq Stock Market or our share price declines significantly, then our stock may be deemed to be penny stock.

If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. Because of these additional obligations, some brokers may be unwilling to effect transactions in our stock. This could have an adverse effect on the liquidity of our common stock and the ability of investors to sell their common stock. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

If our stock is delisted from the Nasdaq Stock Market, we may be unable to license our products and sell our services to prospective or existing customers.

If our stock is delisted, our prospective and existing customers may lose confidence that we can continue as a viable business to provide support necessary to further develop our solutions and provide ongoing maintenance and consulting services. Prospective and existing customers could consider alternative solutions or significantly reduce the value they are willing to pay for our solutions to compensate for the potential added risk to their business. If our stock is delisted, our ability to meet our revenue goals could be adversely impacted, resulting in deterioration of the financial condition of our business.

Our success depends on our ability to retain key management personnel, whom we may not be able to retain.

We believe that our success depends on the continued employment of our senior management team. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our success could be adversely affected.

We may not be able to hire or retain enough additional personnel to meet our hiring needs.

Our success also depends on having highly trained professional services and software development personnel. If we are unable to retain our personnel, it could limit our ability to service our customers and design and develop products, which could reduce our attractiveness to potential customers, investors, or acquirers. We may need to hire additional personnel if our business grows. A shortage in the number of trained consultants and developers could limit our ability to implement our software if we are able to license software to new customers or if our present customers ask us to perform more services for them. Competition for personnel, particularly for employees with technical expertise, could be strong. Our business, financial condition, and operating results will be materially adversely affected if we cannot hire and retain suitable personnel.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Our quarterly operating results are difficult to forecast and could vary significantly. If our operating results in a future quarter or quarters do not meet the expectations of securities analysts or investors, the price of our common stock may fall. Our quarterly operating results will be substantially dependent on software licenses and professional services booked and delivered in that quarter. Any delay in the recognition of revenue for any of our license transactions or professional services could cause significant variations in our quarterly operating results and could cause our revenues to fall significantly short of anticipated levels. We also expect that our quarterly operating results will fluctuate significantly due to other factors, many of which are beyond our control, including:

•	anticipated lengthy sales cycle for our products;

•	the size and timing of individual license transactions;

•	intense and increased competition in our target markets;

•	our ability to develop, introduce, and bring to market new products and services, or enhancements to our existing products and services, on a timely basis; and

•	risks associated with past acquisitions.

If we are able to grow our business, we may not be able to manage the growth successfully.

If we are able to grow our business, such growth could place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. In addition, we may not be able to limit our exposure to non-creditworthy customers.

We may seek to acquire another business or raise additional capital, which could dilute the ownership of our existing shareholders.

We may seek to grow our business by acquiring another business. In addition, we may seek to raise additional capital. We may be required to incur debt or issue equity securities to pay for acquisitions or to raise additional capital, which may be dilutive to our existing shareholders.

New versions and releases of our products may contain errors or defects.

Our enterprise software products may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. Errors in new releases and new products after their introduction could result in delays in release, lost revenues, and customer frustration during the period required to correct these errors. We may in the future discover errors and defects in new releases or new products after they are shipped or released.

We utilize third-party software that we incorporate into and include with our products and solutions, and impaired relations with these third-parties, defects in third-party software, or their inability or failure to enhance their software over time could have a material adverse effect on our operating performance and financial condition.

We incorporate and include third-party software into and with our products and solutions. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. If our relations with any of these third-party software providers become impaired, and if we are unable to obtain or develop a replacement for the software, our business could be harmed. Our products may be impacted if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software.

We have shifted a significant portion of our product development operations to India, which poses significant risks.

Since September 2003, an unrelated third-party has provided us with software development services in Bangalore, India. We have increased the proportion of our product development work being performed by contractors in India in order to take advantage of cost efficiencies associated with India’s lower wage scale. However, we may not achieve the cost savings and other benefits we anticipate from this program and we may not be able to find sufficient numbers of developers with the necessary skill sets in India to meet our needs. We have a heightened risk exposure to changes in the economic, security, and political conditions of India. Economic and political instability, military actions, and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, which could put our products at a competitive disadvantage whereby we lose existing customers and/or fail to attract new customers.

Our target markets are evolving and characterized by rapid technological change, which we may not be able to keep pace with.

The markets for our products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards, and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete or unmarketable. If we are unable to respond to these developments successfully or do not respond in a cost-effective way, our business, financial condition, and operating results will suffer. To be successful, we must continually improve and enhance the responsiveness, services, and features of our enterprise software products and introduce and deliver new product and service offerings and new releases of existing products. We may fail to improve or enhance our software products or fail to introduce and deliver new releases or new offerings on a timely and cost-effective basis or at all. If we experience delays in the future with respect to our software products, or if our improvements, enhancements, offerings, or releases to these products do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Our success will also depend in part on our ability to acquire or license third-party technologies that are useful in our business, which we may not be able to do.

We may ultimately be unable to compete in the markets for the products and services we offer.

The markets for our enterprise software products and services are intensely competitive, which may result in low or negative profit margins and difficulty in achieving market share, either of which could seriously harm our business. We expect the intensity of competition to increase. Our enterprise software products and services face competition from software companies whose products or services compete with a particular aspect of the solution we provide, as well as several major enterprise software developers and consulting firms. Many of our competitors have longer operating histories, greater brand recognition, and greater financial, technical, marketing, and other resources than we do, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances, advertising campaigns, strategic partnerships, and other initiatives. Our competitors may also develop products or services that are superior to or have greater market acceptance than ours. If we are unable to compete successfully against our competitors, our business, financial condition, and operating results would be negatively impacted.

We have had decreases in the fair value, and in some cases a complete loss, of our equity investments.

As of September 30, 2004 and December 31, 2003, we held cost method investments with a carrying value of $606,000. We may never realize any return on our equity interests that we continue to hold, and we may suffer a complete loss of these interests, which could materially and adversely affect our business, financial condition, and operating results.

If we do not develop the “Verticalnet” brand in the supply management solution industry, our revenues might not increase.

We must establish and continuously strengthen the awareness of the “Verticalnet” brand in the supply management solution industry. If our brand awareness as a maker of supply management solution software does not develop, or if developed, is not sustained as a respected brand, it could decrease the attractiveness of our products and services to potential customers, which could result in decreased revenues.

We may not be able to protect our proprietary rights and may infringe the proprietary rights of others.

Proprietary rights are important to our success and to our competitive position. We may be unable to register, maintain, and protect our proprietary rights adequately or to prevent others from claiming violations of their proprietary rights. Although we file copyright registrations for the source code underlying our software, enforcement of our rights might be too difficult and costly for us to pursue effectively. We have filed patent applications for the proprietary technology underlying our software, but our ability to fully protect this technology is contingent upon the ultimate issuance of the corresponding patents. Effective patent, copyright, and trade secret protection of our software may be unavailable or limited in certain countries.

Several lawsuits have been brought against us and the outcome of these lawsuits is uncertain.

Several lawsuits have been brought against us and the underwriters of our stock in our initial public offering. These lawsuits allege, among other things, that the underwriters engaged in sales practices that had the effect of inflating our stock price, and that our prospectus for that offering was materially misleading because it did not disclose these sales practices. In addition, a lawsuit has been brought against us and several of our former officers and directors alleging, among other things, that we failed to properly register certain Verticalnet stock delivered pursuant to an acquisition in 2000. We intend to vigorously defend ourselves against these lawsuits. No assurance can be given as to the outcome of these lawsuits.

Shares eligible for future sale by our current or future shareholders may cause our stock price to decline.

If our shareholders or option and warrant holders sell substantial amounts of our common stock in the public market, including shares issued in completed or future acquisitions or upon the exercise of outstanding options and warrants, then the market price of our common stock could fall. In addition to the shares of common stock covered by this registration statement, as of September 30, 2004, the holders of 2,476,192 shares of common stock and warrants to purchase 62,703 shares of common stock have demand and/or piggyback registration rights. The exercise of such rights could adversely affect the market price of our common stock. We also have filed a shelf registration statement to facilitate our acquisition strategy, as well as registration statements to register shares of common stock under our stock option and employee stock purchase plans. Shares issued pursuant to existing or future shelf registration statements, upon exercise of stock options and warrants, and in connection with our employee stock purchase plan will be eligible for resale in the public market without restriction.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.

Verticalnet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our Board of Directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.

Our common stock price is likely to remain highly volatile.

The market for stocks of technology companies has been highly volatile since our initial public offering in 1999. Throughout this period, the market price of our common stock has reached extreme highs and lows, and our daily trading volume has been, and will likely continue to be, highly volatile. Investors may not be able to resell their shares of our common stock following periods of price or trading volume volatility because of the market’s adverse reaction to such volatility. Factors that could cause volatility in our stock price and trading volume, in some cases regardless of our operating performance, include, among other things:

•	general economic conditions, including suppressed demand for technology products and services;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	new products or services;

•	changes in the market valuations of other software or technology companies;

•	failure to meet analysts’ or investors’ expectations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, or joint ventures;

•	our cash position and cash commitments;

•	our prospects for enterprise software sales and new customers; and

•	additions or departures of key personnel.

Acquisitions may disrupt or otherwise have a negative impact on our business.

We have made, and plan to continue to make, investments in complementary companies, technologies, and assets. Future and past acquisitions are subject to the following risks:

•	acquisitions may cause a disruption in our ongoing business, distract our management and other resources, and make it difficult to maintain our standards, controls, and procedures;

•	we may acquire companies in markets in which we have little experience;

•	we may not be able to successfully integrate the services, products, and personnel of any acquisition into our operations;

•	we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for the acquisitions;

•	we may be exposed to unknown or undisclosed liabilities; and

•	our acquisitions may not result in any return on our investment and we may lose our entire investment.

Interruptions or delays in service from our third-party Web hosting facility could impair the delivery of our service and harm our business.

We provide our service through computer hardware that is currently located in a third-party Web hosting facility in Dulles, Virginia operated by ServerVault, Inc. We do not control the operation of this facility, and it may be subject to damage or interruption from floods, fires, power loss, telecommunications failures, and similar events. It may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct. Despite precautions taken at the facility, the occurrence of a natural disaster, a decision to close the facility without adequate notice, or other unanticipated problems at the facility could result in lengthy interruptions in our service. In addition, the failure by the ServerVault facility to provide our required data communications capacity could result in interruptions in our service.

If our security measures are breached and unauthorized access is obtained to a customer’s data, our on-demand applications may be perceived as not being secure and customers may curtail or stop using our service.

Our on-demand supply management application model involves the storage, analysis, and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss or corruption of this information, litigation, and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party obtains access to one or more of our customers’ data, our reputation could be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. While we are not aware of any such breach, if an actual or perceived breach of our security occurs, the perception by existing or potential customers of the effectiveness of our security measures could be harmed and we could lose sales and customers.

If the third-party software we use to support and enable our applications is subject to intrusion or corruption by third parties, our applications could become unstable or unavailable to our customers.

We use third-party software to support or enable our applications which may be subject to intrusion or corruption by third parties, which may render our on-demand applications unstable or unavailable to our customers. While we are not aware of any such intrusion, if an actual or perceived intrusion or corruption of our applications or third-party software which we use to support or enable our applications occurs, and our applications become unstable or unavailable, the perception by existing or potential customers of our applications could be harmed and we could lose sales and customers.

If our on-demand application model is not widely accepted, our operating results will be harmed.

We expect to derive a portion of our revenue from subscriptions to our on-demand applications. As a result, widespread acceptance of our on-demand supply management applications is critical to our future success. Factors that may affect market acceptance of our on-demand applications include:

•	potential reluctance by enterprises to migrate to an on-demand application model;

•	the price and performance of our on-demand applications;

•	the level of customization we can offer;

•	the availability, performance and price of competing products and services; and

•	potential reluctance by enterprises to trust third parties to store and manage their internal data.

Many of these factors are beyond our control. The inability of our on-demand applications model to achieve widespread market acceptance would harm our business.

Because we will recognize revenue from our on-demand applications over the term of the agreement, downturns or upturns in sales may not be immediately reflected in our operating results.

We will recognize our revenue from customers with hosted term-based licenses monthly over the term of their agreements, which are typically 12 to 24 months, although terms can range from one to 60 months. As a result, a portion of the revenue we report in each quarter will be deferred revenue from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter will not necessarily be fully reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our on-demand application model will also make it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable agreement term.

We do not have an adequate history with our on-demand application model to predict the rate of customer renewals and the impact these renewals will have on our revenue or operating results.

Our customers have no obligation to renew their agreements for our service after the expiration of their initial contract period and some customers have elected not to do so. In addition, our customers may not renew unless we offer lower prices or agree to reduce the number of users. We have limited historical data with respect to rates of customer renewals, so we cannot accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our applications or the customers’ ability to continue their operations and spending levels. If our customers do not renew their agreements for our on-demand supply management applications, our revenue may decline and our business may suffer.

Our future success also depends in part on our ability to sell additional features or functions of our applications, additional applications, or additional services to our current customers. This may require increasingly sophisticated and costly sales efforts that are targeted at our customers’ senior management. If these efforts are not successful, our business may suffer.

Any failure to adequately expand our direct sales force will impede our growth.

We expect to be substantially dependent on our direct sales force to obtain new customers, particularly large enterprise customers, and to manage our customer base. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training, and retaining sufficient direct sales personnel. New hires require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our products and services will suffer.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q, 8-K, and amendments thereto. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 2 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock offered through this prospectus.

SELLING SHAREHOLDERS

Verticalnet, Inc. issued 5,519,989 shares of its common stock and warrants to purchase 2,207,994 shares of common stock in a private placement of securities that closed on November 24, 2004. Messrs. Corbett, Shemano, and Cush received warrants to purchase an aggregate of 151,800 shares of common stock as consideration for acting as placement agent in the private placement. On November 15, 2004, Verticalnet, Inc. converted a promissory note that was issued by Verticalnet, Inc. to FBR Investment Management, Inc., in its capacity as the Stockholders’ Representative for certain former holders of preferred stock of B2eMarkets, Inc., in connection with the Agreement of Merger, dated as of July 16, 2004, by and among Verticalnet, Inc., Popcorn Acquisition Sub, Inc., and B2eMarkets, Inc., into shares of Verticalnet, Inc. common stock. In connection with the conversion of the promissory note, Verticalnet, Inc. issued to the former holders of preferred stock of B2eMarkets, Inc. an aggregate of 3,029,162 shares of Verticalnet, Inc. common stock, all of which are being registered hereunder. Each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended. Verticalnet, Inc. has agreed with each selling shareholder to file a registration statement to register for resale the shares of common stock set forth below. Except as noted in the footnotes below, none of the selling shareholders has held any position or office with Verticalnet, Inc. or any of its predecessors or affiliates within the last three years or has had a material relationship with Verticalnet, Inc. or any of its predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities. Shares may also be sold by donees, pledgees, and other transferees or successors in interest of the selling shareholders.

The following table sets forth information, as of December 31, 2004, with respect to each selling shareholder. The information below is based on information provided by or on behalf of the selling shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage of ownership for the selling security holders disclosed in this table is based on 42,606,090 shares of common stock outstanding as of December 31, 2004, which includes the 3,029,162 shares of common stock issued to the former holders of preferred stock of B2eMarkets, Inc. in connection with the conversion of the promissory note from Verticalnet, Inc. to FBR Investment Management, Inc. Both the number of shares listed as being offered by the selling security holders in the table and the holders’ respective percentages of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some, or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that the selling security holders will own upon completion of this offering.

Name	Shares Beneficially Owned Before Offering		Shares Offered Hereby	Shares Beneficially Owned After Offering		Warrant Shares Offered Hereby(1)
	Number	Percentage		Number	Percentage
Former B2e Shareholders
Anthony Abrahams	218	*	218	—	—	—
Adaptive Trade, Inc. (2)	155,066	*	57,281	97,785	*	—
Ascend Ventures, LP (3)	818,743	1.92%	304,274	514,469	1.21%	—
Orville A. Bailey (4)	204,514	*	77,964	126,550	*	—
Michael Bajit	1	*	1	—	*	—
BBC Group, LLC (5)	25,534	*	9,502	16,032	*	—
Jean Carroll	17	*	17	—	—	—
Carthage B2E, LLC (6)	74,475	*	27,715	46,760	*	—
Carthage EPG, LLC (6)	573	*	213	360	*	—
Carthage Venture Fund LP (6)	1,167,721	2.74%	174,054	993,667	2.33%	—
CIBC Capital Partners Technology Ventures, LLC(7)	1,016,386	2.39%	378,231	638,155	1.50%	—
CIBC WMC, Inc. (7)	1,581,426	3.71%	588,501	992,925	2.33%	—
Concord Ventures II (Cayman) L.P. (8)	198,809	*	73,983	124,826	*	—
Concord Ventures II (Israel) L.P. (8)	49,954	*	18,590	31,364	*	—
Concord Venture Advisors II (Cayman) L.P. (8)	6,196	*	2,306	3,890	*	—
Concord Venture Advisors II-A (Israel), L.P. (8)	3,201	*	1,191	2,010	*	—
George Csefai	175	*	175	—	—	—
Delta Airlines, Inc. (9)	49,563	*	18,808	30,755	*	—
FBR Technology Venture Partners II, L.P. (10)	284,458	*	105,855	178,603	*	—
FBR Technology Venture Partners II (QP), L.P. (10)	1,143,083	2.68%	425,378	717,705	1.68%	—
FBR TVP II Employees Fund, L.P. (10)	17,392	*	6,472	10,920	*	—
FBR TVP II Employees Fund II, L.P. (10)	24,596	*	9,154	15,442	*	—
FBR TVP II Employees Fund III, L.P. (10)	49,378	*	18,377	31,001	*	—
Paul Gorrell	470	*	175	295	*	—
Halo-B2eMarkets, LLC (11)	88,455	*	32,997	55,458	*	—
Hogan & Hartson, L.L.P. (12)	5,670	*	2,110	3,560	*	—
Ronald Holtz	18,921	*	18,921	—	—	—
Jenerations, LLC (13)	4,319	*	1,607	2,712	*	—
Chris Larson	19	*	19	—	—	—
Seth Lucash	17,660	*	17,660	—	—	—
T. Allan McArtor	4,255	*	4,255	—	—	—
Michael Park	1	*	1	—	—	—
Mark Russell	6	*	6	—	—	—
Luke Schneider (14)	17,660	*	17,660	—	—	—
Alfred Sharp	44	*	44	—	—	—
Steve Socolof	146	*	54	92	*	—
Syndicated Communications, Inc. (15)	342,365	*	342,365	—	—	—
Syndicated Communications Venture Partners IV(16)	669,468	1.57%	249,131	420,337	*	—
Bill Van Etten	213	*	213	—	—	—

Name	Shares Beneficially Owned Before Offering			Shares Offered Hereby		Shares Beneficially Owned After Offering			Warrant Shares Offered Hereby(1)
	Number		Percentage			Number		Percentage
Richard M. Waugh	34,223		*	34,223		—		—	—
Laszlo Zeke (17)	9,461		*	9,461		—		—	—
Subtotal	8,084,835	(18)	18.98%	3,029,162	(18)	5,055,673		11.87%	—

Private Placement Investors
Bluegrass Growth Fund, LP (19)	113,636		*	113,636		—		—	45,454
Bluegrass Growth Fund, Ltd. (19)	113,636		*	113,636		—		—	45,454
Bridges & Pipes LLC (20)	227,273		*	227,273		—		—	90,909
Capital Ventures International (21)	454,545		1.07%	454,545		—		—	181,818
City Platz Limited Partnership (22)	772,718		1.81%	772,718		—		—	309,087
William Corbett (23)	35,000	(24)	*	—		35,000	(24)	*	73,400
Terrence Cush (23)	5,000	(25)	*	—		5,000	(25)	*	5,000
Excalibur Limited Partnership (26)	370,000		*	370,000		—		—	148,000
Iroquois Capital LP (27)	772,727		1.81%	772,727		—		—	309,091
Omicron Master Trust (28)	902,014	(29)	2.11%	681,818		220,196	(29)	*	272,727
TCMP3 Partners (30)	250,000		*	250,000		—		—	100,000
TRUK International Fund, LP (31)	30,151	(32)	*	28,000		2,151	(32)	*	11,200
TRUK Opportunity Fund, LP (31)	382,755	(33)	*	372,000		10,755	(33)	*	148,800
Gary Shemano (23)	35,000	(34)	*	—		35,000	(34)	*	73,400
WPG Institutional Software Fund, L.P. (35)	767,636		1.80%	767,636		—		—	307,054
WPG Select Technology Fund, L.P. (35)	198,659	(36)	*	20,000		178,659	(36)	*	8,000
WPG Select Technology Overseas, L.P. (35)	750,974	(37)	1.75%	87,000		663,974	(37)	1.55%	34,800
WPG Select Technology QP Fund, L.P. (35)	986,938	(38)	2.30%	252,000		734,938	(38)	1.71%	100,800
WPG Software Fund, L.P. (35)	237,000		*	237,000		—		—	94,800
Subtotal	7,405,662	(39)	17.06%	5,519,989		1,885,673	(39)	4.34%	2,359,794

Total	15,490,497	(40)	35.68%	8,549,151		6,941,346	(39)	15.99%	2,359,794

*	Less than 1 percent.
(1)	The warrants have an exercise price of $1.35 per share. These warrants may be exercised at any time after 185 days after November 30, 2004 and before five (5) years after such initial exercise date.
(2)	Karl Salnoske, Michael Bronfein, Uzia Galil, Zvi Schecter, Alex Brodsky, and Stanislav Zevlinski have voting and investment control over the securities held by Adaptive Trade, Inc. Of the 155,066 shares of common stock beneficially owned by Adaptive Trade, Inc. before the offering, 49,547 shares of common stock are subject to an escrow arrangement set forth in an Asset Purchase Agreement dated as of February 13, 2004 by and among B2eMarkets, Inc., B2e Sourcing Optimization, Inc., Adaptive Trade, Inc. and certain stockholders of Adaptive Trade, Inc., 18,332 of which are being registered hereunder. As a result of the merger of B2eMarkets, Inc. with and into Popcorn Acquisition Sub, Inc., a wholly-owned direct subsidiary of Verticalnet, Inc., Popcorn Acquisition Sub, Inc. is the successor to B2eMarkets, Inc. under the asset purchase agreement.
(3)	Darryl E. Wash, Charles W. Crockett, Jr., Roszell Mack III, and David C. Bowen have voting and investment control over the securities held by Ascend Ventures, LP. Mr. Wash is also the managing partner of Ascend Venture Group, LLC, the general partner of Ascend Ventures, LP. Mr. Wash became a member of the Board of Directors of Verticalnet, Inc. in August 2004.
(4)	Orville A. Bailey served as the Executive Vice President, Corporate Strategy and Business Development of Verticalnet, Inc. from July 19, 2004 to December 31, 2004.
(5)	Anthony D. Abrahams has voting and investment control over the securities held by BBC Group, LLC.
(6)	A. Anthony Gee, Steve Sallion, and Charles Sheffield have voting and investment control over the securities held by Carthage B2E, LLC, Carthage EPG, LLC and Carthage Venture Fund LP.
(7)	CIBC WMC, Inc. and CIBC Capital Partners Technology Ventures, LLC are subsidiaries of Canadian Imperial Bank of Commerce, a publicly-held entity, and are affiliates of CIBC World Markets Corp., a registered broker-dealer. An affiliate of CIBC WMC, Inc. and CIBC Capital Partners Technology Ventures, LLC acted as a financial advisor to B2eMarkets, Inc. in connection with the merger of B2eMarkets, Inc. with and into Popcorn Acquisition Sub, Inc., a wholly-owned direct subsidiary of Verticalnet, Inc.

(8)	Concord II Investment Partners Ltd., is the general partner of Concord Ventures II (Cayman) L.P., Concord Ventures II (Israel) L.P., Concord Venture Advisors II (Cayman) L.P., and Concord Venture Advisors II-A (Israel) L.P. and has voting and investment control over the securities held by such entities. Matty Karp, Yair Safrai, Ari Domoshevitzki, Shai Schiller, and Yaron Rosenboim have voting and investment control over the securities beneficially owned by Concord II Investment Partners Ltd.
(9)	Delta Airlines, Inc. is a publicly-held entity.
(10)	Friedman, Billings, Ramsey Investment Management, Inc., a wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc., a publicly-held company and registered broker-dealer, is the general partner of FBR Technology Venture Partners II, L.P., FBR Technology Venture Partners II (QP), L.P., FBR TVP II Employees Fund, L.P., FBR TVP II Employees Fund II, L.P., and FBR TVP II Employees Fund III, L.P. and has voting and investment control over the securities held by such entities.
(11)	Darryl E. Wash, Charles W. Crockett, Jr., Roszell Mack III, and David C. Bowen have voting and investment control over the securities held by Halo-B2eMarkets, LLC. Mr. Wash is also the managing member of Halo-B2eMarkets, LLC. He became a member of the Board of Directors of Verticalnet, Inc. in August 2004.
(12)	J. Hovey Kemp has voting and investment control over the securities held by Hogan & Hartson, L.L.P.
(13)	Paul Bailey has voting and investment control over the securities held by Jenerations, LLC.
(14)	Luke Schneider is the Senior Vice President, Operations of Verticalnet, Inc.
(15)	Herbert P. Wilkins, Sr., Terry L. Jones, and Duane C. McKnight have voting and investment control over the securities held by Syndicated Communications, Inc.
(16)	Herbert P. Wilkins, Sr., Terry L. Jones, Duane C. McKnight, and Milford Thomas have voting and investment control over the securities held by Syndicated Communications Venture Partners IV.
(17)	Laszlo Zeke is the Vice President, Development of Verticalnet, Inc.
(18)	Includes 702,927 shares of common stock held in escrow to satisfy indemnification claims under the Agreement of Merger, dated as of July 16, 2004, by and among Verticalnet, Inc., Popcorn Acquisition Sub, Inc., and B2eMarkets, Inc.
(19)	Brian Shatz has voting and investment control over the securities held by Bluegrass Growth Fund, LP and Bluegrass Growth Fund, Ltd.
(20)	David Fuchs has voting and investment control over the securities of Bridges & Pipes LLC.
(21)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger disclaims any such beneficial ownership of the shares.
(22)	Gordon John Munds has voting and investment control over the securities of City Platz Limited Partnership.
(23)	William Corbett is the Chief Executive Officer of the Shemano Group, a registered broker-dealer. Terrence Cush is an associate at the Shemano Group. Gary Shemano is the Chairman of the Shemano Group. The Shemano Group acted as placement agent in connection with Verticalnet, Inc.’s sale of 5,519,989 shares of its common stock and warrants to purchase 2,207,994 shares of common stock in a private placement of securities that closed on November 24, 2004. Messrs. Corbett, Cush, and Shemano each received warrants to purchase shares of common stock as consideration for acting as placement agent in the private placement.

(24)	Consists of warrants to purchase 35,000 shares of common stock at an exercise price of $1.25 per share, which may be exercised at any time after February 6, 2005 and expire on February 6, 2010.
(25)	Consists of warrants to purchase 5,000 shares of common stock at an exercise price of $1.25 per share, which may be exercised at any time after February 6, 2005 and expire on February 6, 2010.
(26)	William Hechter has voting and investment control over the securities held by Excalibur Limited Partnership.
(27)	Joshua Silverman has voting and investment control over the securities held by Iroquois Capital LP. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital LP.
(28)	Omicron Capital, L.P., a Delaware limited partnership, serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda. Omicron Capital, Inc., a Delaware corporation, serves as general partner of Omicron Capital, L.P., and Winchester Global Trust Company Limited serves as the trustee of Omicron Master Trust. By reason of such relationships, Omicron Capital L.P. and Omicron Capital, Inc. may be deemed to share dispositive power over the shares of Verticalnet, Inc.’s common stock owned by Omicron Master Trust, and Winchester Global Trust Company Limited may be deemed to share voting and dispositive power over the shares of Verticalnet, Inc.’s common stock owned by Omicron Master Trust. Omicron Capital, L.P., Omicron Capital, Inc., and Winchester Global Trust Company Limited disclaim beneficial ownership of such shares of Verticalnet, Inc.’s common stock. No other person has sole or shared voting or dispositive power with respect to the shares of Verticalnet, Inc.’s common stock being offered by Omicron Master Trust, as those terms are used for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, as amended. Omicron Master Trust and Winchester Global Trust Company Limited are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling shareholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron Master Trust and Winchester Global Trust Company Limited.
(29)	Includes warrants to purchase 100,000 shares of common stock at an exercise price of $1.35 per share, which expire on April 15, 2009. Also includes warrants to purchase 20,196 shares of common stock at an exercise price of $3.72 per share, which expire on January 23, 2009.
(30)	Steven Slawson and Walter Schenker, principals of TCMP3 Partners, have voting and investment control over the securities held by TCMP3 Partners.
(31)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, exercise investment and voting control over the shares held by TRUK International Fund, LP and TRUK Opportunity Fund, LP. Messrs. Fein and Saltzstein disclaim beneficial ownership of the common stock held by TRUK International Fund, LP and TRUK Opportunity Fund, LP.
(32)	Includes warrants to purchase 2,151 shares of common stock at an exercise price of $3.72 per share, which expire on January 23, 2009.
(33)	Includes warrants to purchase 10,755 shares of common stock at an exercise price of $3.72 per share, which expire on January 23, 2009.
(34)	Consists of warrants to purchase 35,000 shares of common stock at an exercise price of $1.25 per share, which may be exercised at any time after February 6, 2005 and expire on February 6, 2010.
(35)	Benjamin Taylor and George Boyd have voting and investment control over the securities held by WPG Institutional Software Fund, L.P., WPG Select Technology Fund, L.P., WPG Select Technology Overseas, L.P., WPG Select Technology QP Fund, L.P., and WPG Software Fund, L.P. WPG Institutional Software Fund, L.P., WPG Select Technology Fund, L.P., WPG Select Technology Overseas, L.P., WPG Select Technology QP Fund, L.P., and WPG Software Fund, L.P. are affiliates of Robeco USA Brokerage Services, a division of Robeco USA L.L.C., which is a registered broker-dealer.

(36)	Includes warrants to purchase 65,994 shares of common stock at an exercise price of $1.25 per share, which may be exercised at any time after February 6, 2005 and expire on February 6, 2010.
(37)	Includes warrants to purchase 262,679 shares of common stock at an exercise price of $1.25 per share, which may be exercised at any time after February 6, 2005 and expire on February 6, 2010.
(38)	Includes warrants to purchase 271,327 shares of common stock at an exercise price of $1.25 per share, which may be exercised at any time after February 6, 2005 and expire on February 6, 2010.
(39)	Includes warrants to purchase an aggregate of 808,102 shares of common stock.
(40)	Includes warrants to purchase an aggregate of 808,102 shares of common stock. Also includes 702,927 shares of common stock held in escrow to satisfy indemnification claims under the Agreement of Merger, dated as of July 16, 2004, by and among Verticalnet, Inc., Popcorn Acquisition Sub, Inc. and B2eMarkets, Inc.

PLAN OF DISTRIBUTION

The selling shareholders of the common stock registered under this registration statement and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock registered hereunder.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule of Verticalnet, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements and schedule refers to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

The consolidated financial statements of Tigris Corp. as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of Goldstein Golub Kessler LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of B2eMarkets, Inc. as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of Ernst & Young LLP, independent auditors, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Verticalnet, Inc., any selling shareholder, or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

The SEC permits us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended.

(b) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004.

(c) Our Current Reports on Form 8-K, filed with the SEC on January 23, 2004, February 4, 2004 (other than information furnished pursuant to Item 12 of such Form 8-K and the related exhibit), February 17, 2004 (as amended April 13, 2004), April 7, 2004, July 21, 2004 (other than information furnished pursuant to Item 12 of such Form 8-K and the related exhibit), August 3, 2004 (as amended October 1, 2004), August 6, 2004, October 1, 2004, October 6, 2004 (other than information furnished pursuant to Item 2 of such Form 8-K and the related exhibit), November 8, 2004 (other than information furnished pursuant to Item 2 of such Form 8-K and the related exhibit), November 16, 2004, and November 26, 2004.

(d) The description of our common stock contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on January 19, 1999, including any amendment or report filed for the purpose of updating such description.

If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Verticalnet, Inc., 400 Chester Field Parkway, Malvern, Pennsylvania 19355, Attention: Christopher G. Kuhn, (610) 240-0600.

In addition, we file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

Our common stock is quoted on the Nasdaq SmallCap Market. Reports, proxy statements, and other information concerning Verticalnet, Inc. can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains a Web site that contains all information filed electronically by us. The address of the SEC’s Web site is http://www.sec.gov.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

VERTICALNET, INC.

10,908,945 SHARES

OF COMMON STOCK

PROSPECTUS

January 5, 2005